FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20 August 2015
HSBC HOLDINGS PLC
SECOND INTERIM DIVIDEND FOR 2015
SCRIP DIVIDEND ALTERNATIVE

On 3 August 2015, the Directors of HSBC Holdings plc declared a second interim dividend for 2015 of US$0.10 per ordinary share. The second interim dividend will be payable on 2 October 2015 to holders of record on 14 August 2015 on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies, with a scrip dividend alternative.

The 'Market Value' for the issue of new shares under the scrip dividend alternative is:

US$8.6907 for each new share

The 'Market Value' is the United States dollar equivalent of £5.5464 being the average of the middle market quotations for the ordinary shares on the London Stock Exchange as derived from the Daily Official List for the five business days beginning on 13 August 2015.

Dividends payable in cash in sterling or Hong Kong dollars on 2 October 2015 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 21 September 2015. These exchange rates will be announced to the London, Hong Kong, New York, Paris and Bermuda stock exchanges.

Particulars of the dividend arrangements will be sent to shareholders on or about 26 August 2015 and elections must be received by the Registrar by 17 September 2015.

For and on behalf of
HSBC Holdings plc
Ben J S Mathews
Group Company Secretary

Media enquiries to:
Heidi Ashley	+44 (0) 20 7992 2045	heidi.ashley@hsbc.com

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,100 offices in 72 countries and territories in Europe, Asia, North and Latin America, and the Middle East and North Africa. With assets of US$2,572bn at 30 June 2015, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 20 August 2015